Exhibit 99.2

LAVA THERAPEUTICS, N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report, as well as our audited consolidated financial statements as of, and for the year ended, December 31, 2023, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on March 20, 2024. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Throughout this management’s discussion and analysis, “we,” us,” “our,” “LAVA,” and the “Company” refer to LAVA Therapeutics N.V. and its consolidated subsidiaries, unless the context requires otherwise.

Special Note Regarding Forward-Looking Statements

This management’s discussion and analysis contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in several places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in our annual report on Form 20-F. Forward-looking statements include but are not limited to, statements about:

●	our operations as a biotechnology company with limited operating history and a history of operating losses;
●	our plans to develop and commercialize our current and future product candidates;
●	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;
●	our ability to successfully acquire or in-license additional product candidates on reasonable terms;
●	our ability to maintain and establish collaborations or obtain additional funding;
●	our ability to obtain regulatory approval of our current and future product candidates;
●	our expectations regarding the potential market size and the rate and degree of market acceptance of our product candidates;
●	our continued reliance on third parties to conduct clinical trials of our product candidate and future product candidates and manufacture our development candidates for preclinical studies and clinical trials;
●	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;
●	the implementation of our business model and strategic plans for our business and product candidates;

●	our ability to establish sales, marketing and distribution capabilities;
●	our ability to enter into and maintain collaborations with third parties for the development or commercialization of our product candidates;
●	our intellectual property position and the duration of our patent rights;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the impact of government laws and regulations on our business;
●	our need to hire additional personnel and our ability to attract and retain such personnel;
●	our ability to compete in the markets we serve;
●	developments relating to our competitors and our industry; and
●	other risk factors discussed under “Risk Factors” in our annual report on Form 20-F.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. In addition, there may be adverse effects on our business condition and results from rising interest rates, recent and potential future pandemics or other health crises, general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and international hostilities including the Russian invasion of Ukraine and the escalating conflict in the Middle East.

Overview

We are a clinical stage immuno-oncology company focused on developing our proprietary Gammabody® platform of bispecific gamma delta (gd) T cell engagers to transform the treatment of cancer. Using our Gammabody platform, we are developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gd T cells to orchestrate a robust anti-tumor immune response and improve outcomes for cancer patients.

We were incorporated in February 2016 in the Netherlands and are currently headquartered in Utrecht, the Netherlands. In 2019, we established our wholly owned U.S. subsidiary, which began business in January 2020. We established a wholly owned Australian subsidiary in August 2024. We have not generated any revenue from the sale of products. Since inception, we have incurred losses. As of September 30, 2024, we had an accumulated deficit of $168.9 million.

We will transition from foreign private issuer to U.S. domestic filer status on January 1, 2025 and expect to incur increased costs associated with being a U.S. domestic filer, including expenses related to financial reporting, filing our annual report for the year ended December 31, 2024 on a Form 10-K, preparation of financial statements in accordance with U.S. Generally Accepted Accounting Principles, compliance with U.S. federal proxy rules, and additional resources and services we will require in order to comply with Nasdaq and SEC rules and requirements applicable to U.S. domestic filers.

LAVA-1266

LAVA-1266 is designed to target CD123+ tumor cells for the treatment of hematological malignancies, including acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). In October 2024, LAVA initiated a Phase 1 trial of LAVA-1266 in Australia. We plan to treat the first patient in this clinical trial shortly.

LAVA-1207

In 2022, we dosed the first patient in a first-in-human clinical trial evaluating LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC). The open-label, multi-center, Phase 1/2a clinical trial was designed to evaluate safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-1207. The Phase 1 dose-escalation phase is designed to determine recommended Phase 2a dose(s) for optimization in Phase 2a. Once recommended Phase 2a dose(s) have been established, the trial was expected to expand into the Phase 2a portion to confirm safety and evaluate the preliminary anti-tumor activity of LAVA-1207 in patients with mCRPC.

In February 2023, at the American Society of Clinical Oncology Genitourinary Cancers Symposium (ASCO GU), we reported clinical data for the ongoing Phase 1/2a clinical trial of LAVA-1207. For the first five cohorts, these initial data demonstrated predictable and linear pharmacokinetics and on-mechanism pharmacodynamics and a favorable safety profile. Preliminary signs of anti-tumor activity were observed at week 8, with iRECIST stable disease (iSD) in 8 out of 14 evaluable patients and PSA levels stabilizing or decreasing in several patients. iRECIST is the immune response evaluation criteria in solid tumors, a set of published rules that define whether tumors in cancer patients have improved, stayed the same or worsened during treatment.

In June 2023, we introduced cohorts of patients who would receive one of two schedules of low-dose interleukin-2 (LDIL-2) beginning the day after LAVA-1207 dosing for the first four doses. LDIL-2 has the potential to increase the number of Vγ9Vδ2-T cells available for engagement by LAVA-1207. Three dose-limiting toxicities were reported in patients receiving LDIL-2 in addition to LAVA-1207 in cohort 7A2, a cohort with multiple doses of LDIL-2 per cycle but without step-dosing. Since introducing step-dosing, we have not observed any negative safety signals with the second dose of IL-2.

In January 2024, we entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc. to evaluate its anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in combination with LAVA-1207. Under the terms of this agreement, we have been provided with pembrolizumab for the dose escalation and expansion phases of LAVA’s ongoing Phase 1/2a study of LAVA-1207 (NCT05369000) (KEYNOTE-F73). In the second quarter of 2024, we initiated dosing in the pembrolizumab combination arm and have treated our first patients.

In December 2024, we decided to discontinue all cohorts of the LAVA-1207 clinical trial after determining that the potential signs of activity, including prostate-specific antigen reductions and several patients remaining on study beyond six months, did not reach our internal benchmarks to continue.  The LAVA-1207 clinical trial enrolled to dose level thirteen (target dose of 45mg) in the European Union and the United States and had no cytokine release syndrome events greater than grade 2 reported. An estimate of costs related to the discontinuance of the LAVA-1207 clinical trial cannot be made at this time.

PF-08046052 (formerly LAVA-1223)

In 2022, we entered into an exclusive worldwide license agreement with Pfizer, Inc. (Pfizer Agreement) to develop, manufacture and commercialize PF-08046052, an advanced preclinical asset that utilizes our proprietary Gammabody technology to target epidermal growth factor receptor (EGFR)-expressing solid tumors. Under the terms of the Pfizer Agreement, we received a $50 million nonrefundable upfront payment in October 2022 and are eligible to receive up to approximately $650 million upon the achievement of development, regulatory and commercial milestones, as well as royalties ranging from the single digits to the mid-teens on future sales. The Pfizer Agreement also provided Pfizer with the opportunity to exclusively negotiate rights to apply our proprietary Gammabody™ platform on up to two additional tumor targets, which Pfizer did not exercise. In 2023, we entered into a supply agreement with Pfizer to fulfill part of our obligations under the Pfizer Agreement and began shipping investigational drug supply to Pfizer in March 2023. As of September 30, 2023, all initial drug supply was shipped to Pfizer. In 2023, Pfizer received investigational new drug application clearance for PF-08046052 in advanced solid tumors from the FDA and initiated a Phase 1 trial (NTC0598133) of PF-08046052 to evaluate the safety and tolerability of this molecule as a monotherapy in advanced EGFR expressing solid tumors. In March 2024, Pfizer paid us $7 million for achieving a clinical development milestone.

JNJ-89853413

In 2020, we entered into a research collaboration and license agreement with J&J, for the discovery and development of novel bispecific antibody-based gamma delta T cell engagers for the treatment of cancer. In 2023, within the framework of the J&J Agreement, J&J selected a lead bispecific antibody utilizing the Gammabody platform for an undisclosed tumor associated antigen for development and we received a financial milestone payment. In the fourth quarter of 2024, J&J filed with health authorities to start a Phase 1 clinical trial, triggering a $5.0 million milestone payment to the Company. In December 2024, J&J will present a poster on JNJ-89853413 in a poster session at the American Society for Hematology Annual Meeting (ASH 2024)

Comparison of the Three Months Ended September 30, 2024 and 2023 (unaudited):

Revenue from contracts with customers

Our revenue from contracts with customers was zero and $0.1 million for the three months ended September 30, 2024 and 2023, respectively.

In connection with the Pfizer Agreement, we recognized $0.1 million in revenue for the three months ended September 30, 2023, related to reimbursement for research activities and initial supply-related stability studies.

Research and development expenses

Below were our research and development expenses:

	Three Months Ended
	September 30,
(in thousands)	2024	2023	Variance
Pre-clinical and clinical trial expenses	$5,722	$4,899	$823
Personnel-related expenses	1,304	1,763	(459)
Research and development activities expenses	678	325	353
Facilities and other research and development expenses	551	622	(71)
Share-based compensation expense	245	303	(58)
	$8,500	$7,912	$588

Research and development expenses were $8.5 million for the three months ended September 30, 2024, compared to $7.9 million for the three months ended September 30, 2023. Pre-clinical and clinical trial expenses increased by $0.8 million, primarily due to increased clinical trial activities for LAVA-1207 partly offset by reduced manufacturing costs for LAVA-1266 and other product candidates. Personnel-related expenses and non-cash share-based compensation expenses decreased by $0.5 million and $0.1 million, respectively, primarily due to research and development headcount reductions which occurred in the second half of 2023. Research and development activity expenses increased by $0.4 million, primarily due to increased patent costs and outsourced research costs. Facilities and other research and development expenses decreased by $0.1 million primarily due to reduced office and laboratory leases and related costs.

General and administrative expenses

Below were our general and administrative expenses:

	Three Months Ended
	September 30,
(in thousands)	2024	2023	Variance
Personnel-related expenses	$976	$742	$234
Professional and consultant fees	792	887	(95)
Insurance, facilities, fees and other related costs	542	608	(66)
Share-based compensation expense	475	621	(146)
	$2,785	$2,858	$(73)

General and administrative expenses were $2.8 million for the three months ended September 30, 2024, compared to $2.9 million for the three months ended September 30, 2023. Personnel-related expenses increased by $0.2 million. Professional and consultant fees decreased by $0.1 million. Insurance, facilities, fees and other related costs decreased by $0.1 million, primarily due to reduced directors and officers insurance premiums and reduced office lease costs. Non-cash share-based compensation expenses decreased by $0.1 million.

Interest income, net

Interest income, net was comparable at $0.8 million for the three months ended September 30, 2024, and 2023. Interest income, net includes interest income from investments, net of interest on borrowings associated with our RVO Innovation Credit and lease interest expense.

Foreign currency exchange (loss) gain, net

For the three months ended September 30, 2024 and 2023, foreign currency exchange loss increased by $2.8 million, from a gain of $1.1 million during the three months ended September 30, 2023 to a loss of $1.7 million during the three months ended September 30, 2024. This loss was due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in the Euro functional currency entity.

Comparison of the Nine Months Ended September 30, 2024 and 2023 (unaudited):

Revenue from contracts with customers

Our revenue from contracts with customers was $7.0 million and $6.4 million for the nine months ended September 30, 2024 and 2023, respectively. In connection with the Pfizer Agreement, we recognized $7.0 million in revenue for the nine months ended September 30, 2024, primarily related to the achievement by Pfizer of a clinical development milestone for PF-08046052.

In connection with the Pfizer Agreement, we recognized $3.9 million in revenue for the nine months ended September 30, 2023, related to reimbursement for research activities and delivery of initial supply. In connection with the J&J Agreement, we recognized $2.5 million in revenue for the nine months ended September 30, 2023, related to a triggered milestone payment.

Cost of providing services and sales of goods

Our cost of providing services and sales of goods was zero and $3.3 million for the nine months ended September 30, 2024 and 2023, respectively. The $3.3 million for the nine months ended September 30, 2023 related to the cost of the initial supply delivery and related stability studies. Of this amount $0.8 million related to costs of services related to stability studies for the product materials and $2.5 million related to costs of product materials.

Research and development expenses

Below were our research and development expenses:

	For the Nine Months Ended
	September 30,
(in thousands)	2024	2023	Variance
Pre-clinical and clinical trial expenses	$12,836	$20,542	$(7,706)
Personnel-related expenses	3,830	5,346	(1,516)
Research and development activities expenses	2,024	1,297	727
Facilities and other research and development expenses	1,192	1,842	(650)
Share-based compensation expense	962	1,427	(465)
	$20,844	$30,454	$(9,610)

Research and development expenses were $20.8 million for the nine months ended September 30, 2024, compared to $30.5 million for the nine months ended September 30, 2023. Pre-clinical and clinical trial expenses decreased by $7.7 million, primarily due to reduced manufacturing scale-up costs and reduced activities of the clinical trials as a result of the discontinuation of LAVA-051, announced in September 2023. Personnel-related expenses and non-cash share-based compensation expenses decreased by $1.5 million and $0.5 million, respectively, primarily due to research and development headcount reductions which occurred in the second half of 2023. Research and development activity expenses increased by $0.7 million, primarily due to increased patent costs. Facilities and other research and development expenses decreased by $0.6 million primarily due to reduced office and laboratory leases and related costs.

General and administrative expenses

Below were our general and administrative expenses:

	For the Nine Months Ended
	September 30,
(in thousands)	2024	2023	Variance
Personnel-related expenses	$2,937	$2,932	$5
Professional and consultant fees	2,356	2,667	(311)
Insurance, facilities, fees and other related costs	1,778	2,159	(381)
Share-based compensation expense	1,674	2,687	(1,013)
	$8,745	$10,445	$(1,700)

General and administrative expenses were $8.7 million for the nine months ended September 30, 2024, compared to $10.4 million for the nine months ended September 30, 2023. Professional and consultant fees decreased by $0.3 million, primarily due to lower legal fees partly offset by increased audit and compliance fees. Insurance, facilities, fees and other related costs decreased by $0.4 million, primarily due to reduced directors and officers insurance premiums and reduced office lease costs. Non-cash share-based compensation expenses decreased by $1.0 million, primarily due to a reduction in general and administrative headcount, which occurred in the second half of 2023.

Interest income, net

Interest income, net was $2.4 million for the nine months ended September 30, 2024, compared to $2.1 million for the nine months ended September 30, 2023. The increase in interest income was primarily due to higher interest yields on our investments in 2024. Interest income, net includes interest income from investments, net of interest on borrowings associated with our RVO Innovation Credit and lease interest.

Foreign currency exchange (loss) gain, net

For the nine months ended September 30, 2024 and 2023, foreign currency exchange loss, net increased by $1.1 million, from a gain of $0.4 million during the nine months ended September 30, 2023 to a loss of $0.7 million during the nine months ended September 30, 2024. This increase was due to the impact of the fluctuation of the USD currency rate compared to the Euro on transaction gains and losses on cash and investments and other transactions denominated in USD held and occurring in the Euro functional currency entity.

Liquidity and Capital Resources

As of September 30, 2024, we had cash, cash equivalents and investments totaling $78.9 million, compared to cash, cash equivalents and investments of $95.6 million as of December 31, 2023. We have historically funded our operations primarily through the issuance of preference shares prior to our IPO and from the sale of common shares in our IPO in March 2021, and proceeds from the Pfizer Agreement and J&J Agreement. Our expenditures are primarily related to research and development activities and general and administrative activities to support business operations.

In April 2022, we entered into an Equity Distribution Agreement (EDA) with JMP Securities LLC (JMP) under which JMP, as our exclusive agent, at our discretion and at such times that we may determine from time to time, may sell over a three-year period from the execution of the agreement up to a maximum of $50 million of shares of our common stock. We have not sold any of our common shares under the EDA to date.

In September 2022, we entered into the Pfizer Agreement for the development, manufacture and commercialization of PF-08046052 (formerly LAVA-1223), an advanced preclinical asset that utilizes LAVA’s proprietary Gammabody technology to target EGFR-expressing solid tumors. Under the terms of the agreement, we received a $50 million nonrefundable upfront payment in October 2022. In March 2024, we received a milestone payment of $7.0 million from Pfizer following the achievement of a clinical milestone for PF-08046052.

In October 2024, a milestone payment of $5.0 million from J&J was triggered under the terms of the J&J Agreement following the confirmation of its filing with health authorities to start a Phase 1 clinical trial.

Cash and cash equivalents, and short-term marketable securities are financial instruments that potentially subject the Company to concentrations of credit risk. As of September 30, 2024 cash consisted of cash deposited with four financial institutions, with account balances exceeding federally insured limits with three institutions. As of December 31, 2023, cash consisted of cash deposited with three financial institutions; account balances exceeded federally insured limits.

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments as of September 30, 2024 are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to, our ability to:

●	continue the ongoing and planned development of our product candidates, including LAVA-1266;
●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;
●	develop processes and scale manufacturing production for our current and future product candidates in accordance with cGMP;
●	seek regulatory and marketing approvals for LAVA-1266 and any of our other development candidates that successfully complete clinical trials;
●	discover and develop additional bispecific gd engagers and make further investments in our Gammabody platform to identify additional product candidates;
●	maintain, protect and expand our intellectual property portfolio; including costs associated with opposing and invalidating competitor patents and licensing other technologies for our product candidates;

●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;
●	expand our operations in the United States, Europe and Australia;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies;
●	develop a potential companion diagnostic;
●	incur additional legal, accounting and other expenses associated with the transition from foreign private issuer to U.S. domestic filer status;
●	address any events outside of our control, including, but not limited to, outbreaks of infectious diseases; and
●	face general economic and market conditions and overall fluctuations in the United States and international equity markets, such as deteriorating conditions due to investor concerns regarding inflation and the Russian invasion of Ukraine, the escalating conflict in the Middle East, and other geopolitical conditions.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following is a summary of our cash flows:

	For the Nine Months Ended
	September 30,
(in thousands)	2024	2023
Net cash used in operating activities	$(18,139)	$(28,507)
Net cash provided by (used in) investing activities	1,504	(8,948)
Net cash used in financing activities	(363)	(736)
Net decrease in cash and cash equivalents	$(16,998)	$(38,191)

Cash Flows Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2024, was $18.1 million compared to $28.5 million for the nine months ended September 30, 2023. During the nine months ended September 30, 2024, we incurred net losses of $20.9 million and had $2.0 million amortization of premium on investments, primarily offset by noncash share-based compensation expenses of $2.6 million, foreign currency loss of $0.7 million, and changes in working capital of $0.6 million. During the nine months ended September 30, 2023, we incurred net losses of $35.3 million and had $1.2 million amortization of premium on investments, primarily offset by noncash share-based compensation expenses of $4.1 million and changes in working capital of $3.2 million. The reduction in net losses in the nine months ended September 30, 2024, compared to 2023, was largely due to the receipt of the clinical milestone of $7.0 million from Pfizer in 2024, reduced research and development expenses as a result of the discontinuation of LAVA-051, announced in September 2023, and reduced general and administrative expenses.

Cash Flows Provided by (Used in) Investing Activities

Cash flows provided by investing activities for the nine months ended September 30, 2024, were $1.5 million and primarily consisted of $77.0 million of investments matured, offset by $75.6 million purchases of investments. Cash flows used in investing activities for the nine months ended September 30, 2023 were $8.9 million and primarily consisted of $53.9 million of purchase of investments and $0.7 million of equipment purchases, offset by $45.7 million of investments matured.

Cash Flows Used in Financing Activities

Cash flows used in financing activities for the nine months ended September 30, 2024, were $0.4 million and primarily consisted of $0.4 million in principal payments on operating lease liabilities. Cash flows used in financing activities for the nine months ended September 30, 2023, were $0.7 million and consisted of $0.7 million in principal payments on operating lease liabilities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk, interest rate risk, credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to USD. We have received payments in USD under our collaborations, and the proceeds from our initial public offering in March 2021 were in USD and we execute some transactions in USD. As a result, we are exposed to volatility in the condensed consolidated interim statements of profit and loss related to USD amounts and transactions occurring in a Euro-functional entity, the impacts of which we have disclosed above. We regularly assess our foreign currency risk, maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and may engage in hedging activities consistent with our investment policy to minimize this risk and preserve our capital.

Interest Rate Risk

We have interest-bearing debt with third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of six months or less at the date of acquisition. The credit risk on bank deposits is limited because the counterparties holding significant deposits are banks with high credit ratings assigned by international credit rating agencies. Our banks are reviewed on a regular basis, and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default, considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly, no provision for expected credit loss has been made. We hold a portion of our bank deposits in a money market fund invested in short-term U.S. Treasury securities to further diversify the credit risk.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, continuously monitoring our cash forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool to ensure enough funds are available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series C financing and our IPO in March 2021, and research and license agreements with strategic partners.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3 to our condensed consolidated interim financial statements. The interim financial data as of September 30, 2024 and 2023 are unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in Item 3 of our annual report on Form 20-F filed by the Company on March 20, 2024 shall be deemed to be incorporated by reference herein and to be a part hereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also affect its business, financial condition and/or future operating results.